FIRST FINANCIAL BANKSHARES, INC.™

ANNUAL REPORT 2011













You, First.

First Financial Bank is not your everyday bank. Which is exactly why, for so many people and businesses, First Financial Bank is their bank. In fact, while many are asking these days, "Is it possible to like your bank?", our customers are responding with a resounding, "Yes!" as indicated by our ratings in the 2011 J.D. Power U.S. Retail Banking Satisfaction Study.

So what sets us apart from other banks? Our customers are our priority. Period. The End. They always come first whether we're talking about personal banking, business banking, giving a customer a ride home on a rainy day or changing a flat tire for a customer. If those last two made you pause, they should. Wow, a banker giving a customer a ride home? That is customer service. That's You, First. In this year's annual report, along with the facts and figures about our banks, we'll be sharing some of the customer service stories that have wowed our customers this year – stories that reflect our unique approach. In the First Financial Bank world of banking, there is a natural order – You, First.








– The Banker And The Bride-To-Be, A Match Made In Hereford –

Charlene Sanders in our Hereford bank never really thought of herself as a wedding planner or a guardian angel, but one day a while back she became a little bit of both. It started when a customer came into the bank visibly upset. Apparently, she had locked her keys in her car and needed a phone to call her fiancé. She tried him several times, but was unable to reach him, at which point she became even more distraught. Charlene had a hunch there might be more at play here than a woman locking her keys in her car. She invited the customer into her office to help her calm down. After visiting for several minutes, Charlene learned the woman was getting married later that day and was out trying to get her pre-wedding errands done. The woman's distress now made perfect sense to Charlene. After several more attempts to reach her fiancé, Charlene took matters into her own hands – or wheels, you might say. She drove the bride-to-be several miles out in the country to her house, then waited while the woman found an extra set of car keys and drove her back to her car. The customer thanked Charlene and hurried off. She was able to get her errands done and still made it to the altar on time. As far as Charlene knows, the woman and her husband have been living happily ever after, which is how she likes every trip to her bank to end.





– Our Most Important Transactions Don't Involve Money. They Involve People –

When it comes to interacting with people, it's hard to beat Janis McDowell in our Sweetwater bank's Trust office. Janis read an article in the *Sweetwater Reporter* detailing the accomplishments of a local World War II veteran who happened to be one of Janis' customers at the bank. Janis knew the customer had recently moved into an assisted living facility and had been experiencing some medical issues. She wanted to do something to lift his spirits, so she had the newspaper article framed and adorned the matting around the piece with U.S. Army symbols. Janis' gift was a big hit with her customer, who deeply appreciated her gesture and said it truly touched him.





– Do You Have Your Banker's Cell Phone Number? We're Guessing Not –

Giving out a banker's personal phone number is not standard operating procedure at any bank, including ours. But Cecilia Cortez in our Huntsville bank has been known to make an exception, especially to accommodate a customer in need. Recently, a woman who was hearing and speech impaired came into the bank. By exchanging written notes with the woman, Cecilia discovered she wanted to open a checking account, which Cecilia helped her do. Cecilia also learned that the woman felt most comfortable communicating via texts. So Cecilia gave the customer her personal cell phone number, allowing her to communicate with our bank anytime. Cecilia likes to say it's her own little twist on telephone banking.



– A Letter To Our Shareholders –

Last year was the 25th straight year our company produced higher earnings, proving once again that doing what is right for our customers and communities is the right formula for serving our shareholders.

We delivered excellent results despite another year of sluggish economic activity for both Texas and the nation. Unemployment remained high, and the housing market remained weak. Economic crises in Europe added to the drag on our own economy. Additionally, the banking industry continued to face challenges from record-low interest rates and increased government regulations, including the onerous Dodd-Frank Act.

During these trying times, we stayed true to the integrity and conservative financial principles that have seen First Financial through difficult economic times throughout its 121-year history. And once again in 2011, our superior financial results brought us national recognition, including the following honors:

- Rated as the top publicly traded community bank in the nation and the sixth-best overall of public and private banks by SNL Financial, a leading provider of business intelligence services.

- Ranked number two on *Bank Director* magazine's list of top-performing banks. We have finished in one of the top two positions on this prestigious list for three consecutive years.

- Listed as one of only 40 banks nationwide (out of nearly 400 screened) to be named to the KBW Bank Honor Roll, an annual listing of financial institutions with long-term and consistent profitability. The Honor Roll is sponsored by investment bank Keefe, Bruyette and Woods.

- Ranked number four in the nation on a list of "proven performers" compiled by Bank Intelligence, a financial services solution from information systems provider Fiserv. The list covers banks with assets of $1 billion to $10 billion.

"Putting customers first has always been part of our culture. It is one of the traits that we believe distinguish us within the banking industry."

– F. Scott Dueser

Putting Customers First

Putting customers first has always been part of our culture. It is one of the traits that we believe distinguish us within the banking industry. During 2011, our attention to customer service received national recognition, just as our financial results did. Our company ranked number two in Texas and number seven in the nation for superior customer service in the J.D. Power and Associates 2011 Retail Banking Satisfaction Study.

While we like to think that exceptional customer service is part of our corporate DNA, we leave nothing to chance. For example, in 2005 we launched our "Customer Service First" initiative, in which we examine everything we do from the perspective of our customers. The tagline for this program is "You, First." As you will see when reading the profile stories in this annual report, our employees go beyond the call of duty to create "WOW" events for our customers every day, in both large and small ways. Their stories inspire us, and we hope you will be moved by them as well; but the employees highlighted are only a small sampling of those who have earned what we call WOW Awards for extraordinary customer service. We are proud of our outstanding people for taking to heart the spirit of "You, First" in everything they do.

Financial Results for 2011

Net income grew 14.6 percent to $68.4 million from $59.7 million in 2010. Net interest income, our largest source of revenue, grew 11.6 percent to $152.0 million from $136.2 million, despite another year of extremely low interest rates. However, the low interest rates put pressure on our net interest margin, a key profitability metric that expresses net interest income as a percentage of average interest-earning assets. Our net interest margin for 2011 declined to 4.62 percent from 4.68 percent for 2010.

For the second consecutive year, the provision for loan losses declined, dropping $2.3 million from 2010. This decline reflected a loan portfolio with manageable credit quality, a lower level of net charge-offs and a stable amount of nonperforming assets and classified loans.

Noninterest income grew 4.0 percent to $51.4 million from $49.5 million in 2010. Noninterest expense rose 6.5 percent to $104.6 million from $98.3 million, due primarily to expenses related to our acquisition in late 2010 of The First State Bank in Huntsville, Texas.

As we have consistently done for many years, our company again outperformed its peer group of banks on several key financial metrics. Our return on average assets was 1.78 percent compared with 0.79 percent for our peers. Return on average equity was 14.44 percent compared with our peers' ROE of 7.37 percent. Our net interest margin of 4.62 percent surpassed our peer group's 3.86 percent, and our efficiency ratio (expenses as a proportion of revenues) of 48.37 percent beat the peer group's 65.16 percent.

The Company remained well capitalized at the end of 2011. Consolidated assets totaled $4.12 billion, an increase of 9.1 percent from $3.78 billion at the end of 2010. We experienced solid loan growth during the year, which helped us better deploy our low-interest assets and maintain our net interest margin at a higher level than our peers'. Loans at year-end totaled $1.79 billion, a gain of 5.7 percent from $1.69 billion at the end of 2010. Deposits amounted to $3.33 billion, up 7.1 percent from $3.11 billion. And shareholders' equity at year-end was $508.5 million, up 15.1 percent from $441.7 million.

Our First Financial Trust & Asset Management subsidiary experienced strong growth again last year. Total assets at year-end had a book value of $1.91 billion, a 7.2 percent increase from $1.78 billion at the end of 2010. During the year, the trust company's fee income increased 17.2 percent to $12.7 million from $10.8 million.

Strategic Initiatives

The Huntsville bank acquisition, which closed in November 2010, was a key strategic event for us. It brought us additional geographic and market diversification and opened up potential new growth opportunities on the outskirts of Houston, the nation's fourth-largest city. We see parallels between the growth that is following the Huntsville acquisition and the growth we experienced during the past two decades from acquiring banks on the periphery of Dallas/Fort Worth. Today, these latter expansion banks make up 43 percent of the Company's total assets.

Our plan to integrate the Huntsville operation into the Company's systems and to expand the list of banking services available to our Walker County customers is running on schedule. We changed the name of the bank to First Financial Bank, Huntsville in February 2011, and in March we named Robert Pate as its Chief Executive Officer. Robert has been with the First Financial organization since 1997 and has 30 years' experience in banking.

Another key initiative in 2011 was to further improve credit quality and minimize problem loans. In March, we announced the hiring of Marna Yerigan as Executive Vice President of Lending to work with our Dallas/Fort Worth-area banks. She has deep roots in Fort Worth and brings more than 25 years of Texas banking experience. The exceptional lending team Marna has joined is headed by Gary Gragg, Executive Vice President of Lending, based in Abilene.

At the April 2011 Annual Shareholders' Meeting, the Board of Directors announced a three-for-two stock split in the form of a 50 percent stock dividend. It was the Company's first stock split since 2005.

Facilities Expansion

Besides acquiring the Huntsville bank, we expanded our physical footprint in other ways last year. We opened a new branch office in Cisco and a new trust office in Lamesa. (We plan to open other new branches in Grapevine, Abilene and San Angelo during 2012.) We also built new state-of-the-art buildings in Southlake and downtown Cleburne to replace our older and less-efficient buildings. Additionally, we remodeled our Ridgeway branch in Cleburne, along with our Trophy Club and Sweetwater facilities, to further enhance customer service and make these locations more efficient. We are very pleased with each of the new buildings and the additional business that the enhancements have brought.

Recognitions

We want to thank Dian Graves Stai, who is retiring from the Company's Board of Directors at this year's Annual Shareholders' Meeting in April, for her 19 years of dedication and service to the Company. She is Chair of the Mansefeldt Investment Corporation, Director of the Dian Graves Owen Foundation and one of the top businesswomen in the United States. We will miss her counsel and support, and we thank her for her outstanding service.

Looking Ahead

Despite near-term challenges, we see continued growth opportunities ahead, both internally and externally. We have the infrastructure and strong capital in place to make additional acquisitions, and we are constantly networking with other Texas bankers to keep abreast of acquisition opportunities. The main challenges in the year ahead come from uncertainties about the U.S. and world economies and costly additional compliance burdens from new federal regulations for the banking industry. We will continue to monitor these developments closely and prudently steer the Company through them.

The Company's future will be bright if we stay focused on serving our customers well, doing the right thing for each and every one of them, each and every day. To our employees, we say thank you for enthusiastically embracing the spirit of "Customer Service First." We say thanks, as well, to you, our shareholders, for your loyalty and support.



F. Scott Dueser
Chairman, President and CEO

SELECTED FINANCIAL DATA

IN THOUSANDS (except for share data)

YEAR-END	TOTAL ASSETS	SHAREHOLDERS' EQUITY	NET INCOME	BASIC EARNINGS (PER SHARE)	CASH DIVIDENDS (PER SHARE)	STOCK DIVIDENDS AND SPLITS	YEAR-END BOOK VALUE (PER SHARE)	YEAR-END MARKET VALUE (PER SHARE)
2002	$1,993,183	$238,768	$33,953	$1.10	$0.54	–	$7.73	$15.20
2003	$2,092,571	$251,487	$35,305	$1.14	$0.61	5/4 split	$8.13	$20.56
2004	$2,315,224	$265,545	$39,171	$1.27	$0.67	–	$8.56	$22.41
2005	$2,733,827	$276,276	$44,023	$1.42	$0.73	4/3 split	$8.89	$23.37
2006	$2,850,165	$300,901	$46,029	$1.48	$0.79	–	$9.67	$27.91
2007	$3,070,309	$335,495	$49,490	$1.59	$0.84	–	$10.77	$25.10
2008	$3,212,385	$368,782	$53,164	$1.71	$0.89	–	$11.82	$36.81
2009	$3,279,456	$415,702	$53,797	$1.72	$0.91	–	$13.31	$36.15
2010	$3,776,367	$441,688	$59,659	$1.91	$0.91	–	$14.06	$34.17
2011	$4,120,531	$508,537	$68,369	$2.17	$0.95	3/2 split	$16.16	$33.43
Ten-Year Compound Growth Rate	7.88%	9.06%	8.82%	8.57%	7.25%	–	8.83%	10.75%

Adjusted for stock dividends and splits

FINANCIAL HIGHLIGHTS

IN THOUSANDS (except for share data)

FOR THE YEAR	2010	2011	% INCREASE
NET INCOME	**$59,659**	**$68,369**	**14.60%**
Basic Earnings (PER SHARE)	$1.91	$2.17	13.61%
Dividends Declared	$28,385	$29,790	4.95%
Dividends (PER SHARE)	$0.91	$0.95	4.40%
AVERAGES			
Assets	$3,402,274	$3,848,327	13.11%
Securities	$1,408,088	$1,675,251	18.97%
Loans	$1,543,537	$1,715,266	11.13%
Deposits	$2,758,584	$3,139,338	13.80%
Shareholders' Equity	$ 434,152	$ 473,405	9.04%

NET INCOME GROWTH (IN THOUSANDS)


2007
$49,490
2008
$53,164
2009
$53,797
2010
$59,659
2011
$68,369

RETURN ON AVERAGE EQUITY


2007
15.87%
2008
15.27%
2009
13.63%
2010
13.74%
2011
14.44%

2011 COMMON STOCK MARKET VALUE AND DIVIDEND DATA

QUARTER	HIGH	LOW	CLOSE	DIVIDENDS
Fourth	$34.19	$25.01	$33.43	$0.24
Third	$34.90	$24.56	$26.16	$0.24
Second	$37.16	$32.16	$34.45	$0.24
First	$35.55	$32.00	$34.25	$0.23

NET INTEREST MARGIN


2007 4.43%
2008 4.67%
2009 4.80%
2010 4.68%
2011 4.62%

2010 COMMON STOCK MARKET VALUE AND DIVIDEND DATA

QUARTER	HIGH	LOW	CLOSE	DIVIDENDS
Fourth	$35.31	$30.67	$34.17	$0.23
Third	$33.89	$29.03	$31.33	$0.23
Second	$36.63	$32.06	$32.06	$0.23
First	$36.68	$33.34	$34.37	$0.23

RETURN ON AVERAGE ASSETS


2007 1.72%
2008 1.74%
2009 1.72%
2010 1.75%
2011 1.78%

IN THOUSANDS (except for share data)

FOR THE YEAR	2010	2011	% INCREASE
AT YEAR-END			
Assets	$3,776,367	$4,120,531	9.11%
Securities	$1,546,242	$1,844,998	19.32%
Loans	$1,690,346	$1,786,544	5.69%
Deposits	$3,113,301	$3,334,798	7.11%
Shareholders' Equity	$ 441,688	$ 508,537	15.13%
Book Value Per Share	$14.06	$16.16	14.94%
Trust Assets	$1,783,396	$1,911,682	7.19%
KEY RATIOS			
Return On Avg. Assets	1.75%	1.78%	
Return On Avg. Equity	13.74%	14.44%	
Year-End Equity/Assets	11.70%	12.34%	
Efficiency	49.49%	48.37%	

EFFICIENCY RATIO


2007 52.83%
2008 50.76%
2009 50.11%
2010 49.49%
2011 48.37%

ABILENE | CLYDE | MORAN | ALBANY | ODESSA



RON BUTLER
President and CEO

MAIN OFFICE
400 Pine St.
Abilene, TX 79601

325.627.7200

SENIOR OFFICERS

Ron Butler
President and CEO

Tom Boecking
Executive Vice President
South Branch

Ben McAnally
Executive Vice President
Treasury Management

John Prince
Executive Vice President
Personal Loans

Marelyn Shedd
Executive Vice President
Commercial Loans

Charles E. Tennesson
Executive Vice President
CFO and Cashier

Michael Wolverton
Executive Vice President
Consumer Banking

DIRECTORS

F. Scott Dueser
Chairman of the Board

DIRECTORS (continued)

Ron Butler
President and CEO

J. Michael Alexander
President
James M. Alexander & Co.

Tucker S. Bridwell
President
Mansefeldt Investment Corp.

Joe E. Canon, J.D.
Executive Director
Dodge Jones Foundation

David Copeland
President
Shelton Family Foundation

Joe Crawford
President
Abilene Aero, Inc.

Mike Denny
President
Batjer and Associates

Murray Edwards
Principal
The Edwards Group

Allan D. Frizzell
Executive Vice President
Enrich Oil Corporation

DIRECTORS (continued)

Tim Lancaster
Chairman, CEO and President
Hendrick Health System

Kirk Massey
Investments

Stanley Morris, Jr.
Investments

Mike Parsons
Partner
Momentum Operating Co.

Dian Graves Stai
Chair, Mansefeldt
Investment Corporation
Director, Dian Graves
Owen Foundation

Leigh Taliaferro, M.D.
Physician

ADVISORY DIRECTORS

Paul Cannon
McMahon Surovik Suttle, P.C.

Steve Suttle
McMahon Surovik Suttle, P.C.

CLEBURNE | BURLESON | ALVARADO | MIDLOTHIAN | CROWLEY



MATT REYNOLDS
President and CEO

MAIN OFFICE
403 N. Main St.
Cleburne, TX 76033

817.774.5100

SENIOR OFFICERS

Matt Reynolds
Chairman of the Board, President and CEO

Craig Beskow
Executive Vice President and Cashier

Bobby Ranger
Executive Vice President

Cynthia Allen
Senior Vice President

Lisa Roye
Senior Vice President

Darlene Walker
Senior Vice President

DIRECTORS

Matt Reynolds
Chairman of the Board, President and CEO

Albert A. Archer
Vice Chairman
Walls Industries, Inc.

Ray Beavers
General Manager and CEO
United Cooperative Services

Byron Black
Investments

F. Scott Dueser
First Financial Bankshares, Inc.

Tim Lyness
Lyness Construction, LP

George Marti
Marti Enterprises

Dr. Joe Martin
Cleburne Eye Clinic

IN THOUSANDS	ASSETS	LOANS	DEPOSITS	EQUITY	NET INCOME	RETURN ON AVG. ASSETS	EFFICIENCY RATIO
Dec. 31, 2010	$1,267,423	$455,313	$1,017,783	$109,912	$21,002	1.84%	44.28%
Dec. 31, 2011	$1,415,041	$473,985	$1,104,451	$128,428	$23,046	1.83%	42.53%

41%

TAYLOR, CALLAHAN & SHACKELFORD COUNTIES DEPOSIT MARKET SHARE



Abilene
Clyde
Moran
Albany
Odessa

LOCATIONS

400 Pine St., Abilene, TX 79601
4400 Buffalo Gap Rd., Abilene, TX 79606
4350 Southwest Dr., Abilene, TX 79606
920 N. Willis St., Abilene, TX 79603
3300 S. 14th St., Abilene, TX 79605
1010 N. Judge Ely Blvd., Abilene, TX 79601
701 Pine St., Abilene, TX 79601
1345 Barrow St., Abilene, TX 79605
2617 Antilley Rd., Abilene, TX 79606
1650 State Hwy. 351, Abilene, TX 79601
718 Elm St., Clyde, TX 79510
400 Ground St., Moran, TX 76464
232 North Main St., Albany, TX 76430
2651 JBS Pkwy., Bldg. 4, Ste. F, Odessa, TX 79762

IN THOUSANDS	ASSETS	LOANS	DEPOSITS	EQUITY	NET INCOME	RETURN ON AVG. ASSETS	EFFICIENCY RATIO
Dec. 31, 2010	$277,973	$139,709	$250,314	$25,118	$2,621	0.95%	56.18%
Dec. 31, 2011	$308,584	$154,125	$278,334	$28,990	$3,954	1.37%	56.20%

21%

JOHNSON COUNTY & CITY OF MIDLOTHIAN DEPOSIT MARKET SHARE



Cleburne
Burleson
Alvarado
Midlothian
Crowley

LOCATIONS

403 N. Main St., Cleburne, TX 76033
200 N. Ridgeway Dr., Cleburne, TX 76033
1900 SW Wilshire Blvd., Burleson, TX 76028
201 E. Hwy. 67, Alvarado, TX 76009
1490 E. Main St., Midlothian, TX 76065
816 S. Crowley Rd., Crowley, TX 76036

EASTLAND | RANGER | RISING STAR | CISCO



THOMAS M. O'NEIL
President and CEO

MAIN OFFICE
201 E. Main St.
Eastland, TX 76448

254.629.6100

SENIOR OFFICERS

Thomas M. O'Neil
Chairman of the Board, President and CEO

David Bailey
Senior Vice President

Steve Simmel
Senior Vice President Operations

Terry Trout
Senior Vice President and Cashier

DIRECTORS

Thomas M. O'Neil
Chairman of the Board, President and CEO

Ron Butler
President and CEO
First Financial Bank Abilene

Doug Crawley
Rancher, Real Estate

Jim Farrar
Attorney

Jim Keffer
President
EBAA Iron Sales, Inc.

Ronnie Ledbetter
Owner
Ledbetter Insurance Agency

Mike T. Perry
President
Kinnaird, Rossander & Perry Agency, Inc.

DIRECTORS (continued)

Dale Squiers, R. Ph.
Owner
Eastland Drug Company

Tommy Warford
Turner, Seaberry and Warford
Attorneys

M.D. White Jr.
President and Owner
Ace Hardware Store
Eastland/Cisco

HEREFORD



MIKE MAULDIN
President and CEO

MAIN OFFICE
212 E. Third St.
Hereford, TX 79045

806.364.8200

SENIOR OFFICERS

Mike Mauldin
Chairman of the Board, President and CEO

Kent Jackson
Executive Vice President and Chief Credit Officer

Adrian Alejandre
Vice President and Cashier

DIRECTORS

Mike Mauldin
Chairman of the Board, President and CEO

F. Scott Dueser
First Financial Bankshares, Inc.

Steve Lewis, D.V.M.
Manager and Sr. Partner
Hereford Veterinary Clinic

Kade Matthews
Ranching and Investments

Garth Merrick
Board Member and Founder
Merrick Pet Care, Inc.

Allen Parson
Restaurateur and Investments

Craig Smith
Rancher and Retired Chairman of the Board, President and CEO
First Financial Bank Hereford

DIRECTORS (continued)

Jerry Stevens
Vice President and General Manager
Stevens 5-Star Car and Truck Center

Johnny E. Trotter
President and CEO
Livestock Investors, Ltd.

Roger Williams
Farmer

IN THOUSANDS	ASSETS	LOANS	DEPOSITS	EQUITY	NET INCOME	RETURN ON AVG. ASSETS	EFFICIENCY RATIO
Dec. 31, 2010	$163,933	$71,318	$142,064	$17,177	$2,732	1.70%	46.91%
Dec. 31, 2011	$189,317	$68,787	$164,643	$20,204	$2,963	1.64%	47.36%

55%

EASTLAND COUNTY DEPOSIT MARKET SHARE



Eastland
Ranger
Rising Star
Cisco

LOCATIONS

201 E. Main St., Eastland, TX 76448
106 W. Main St., Ranger, TX 76470
206 W. College St., Rising Star, TX 76471
2107 Conrad Hilton Blvd., Cisco, TX 76437

IN THOUSANDS	ASSETS	LOANS	DEPOSITS	EQUITY	NET INCOME	RETURN ON AVG. ASSETS	EFFICIENCY RATIO
Dec. 31, 2010	$175,777	$95,210	$154,340	$14,152	$2,369	1.55%	46.88%
Dec. 31, 2011	$164,773	$104,069	$138,670	$15,249	$2,459	1.55%	45.09%

42%

DEAF SMITH COUNTY DEPOSIT MARKET SHARE



Hereford

LOCATION

212 E. Third St., Hereford, TX 79045

HUNTSVILLE



ROBERT PATE
CEO

MAIN OFFICE
33 SH 75 North
Huntsville, TX 77320

936.295.2224

SENIOR OFFICERS

Robert Pate
CEO

Michelle Murray
Executive Vice President
and Cashier

DIRECTORS

Walter G. Nelson
Chairman of the Board

Robert Pate
CEO

James E. Baine
Investments

Paul E. Cameron, Jr.
Petroleum Engineer

John J. Certa, Jr.
Owner
Collateral Protection, Inc.
and Team Auto Group

Renee N. Davis
Investments

F. Scott Dueser
First Financial Bankshares, Inc.

Robert C. Ernst, Jr.
Owner
Ernst Jewelers

DIRECTORS (continued)

Morris V. Johnson
Retired Educator
Huntsville I.S.D.

J.V. Martin
Chairman of the Board
First Financial Bank
Sweetwater

MINERAL WELLS



KENNETH A. WILLIAMSON
President and CEO

MAIN OFFICE
1900 E. Hubbard St.
Mineral Wells, TX 76067

940.327.5400

SENIOR OFFICERS

Kenneth A. Williamson
Chairman of the Board, President
and CEO

Brad Seay
Executive Vice President
Lending

Eddie Gregory
Senior Vice President
and Cashier

Mike Mearse
Senior Vice President
Lending

DIRECTORS

Kenneth A. Williamson
Chairman of the Board, President
and CEO

Spencer Baum, D.D.S.
Baum Dental Clinic

F. Scott Dueser
First Financial Bankshares, Inc.

George Gault
Attorney
Gault & Gault

Paul McGettes
Chief Financial Officer
Upham Oil & Gas Co., L.P.

Terry L. Murphy
President and Chief
Executive Officer
Murphy and Murphy, Inc.

David Ramsey, M.D.
Family Practice Center

Albert Rincon
Vice President of Operations
Texas Packaging Company, Inc.

IN THOUSANDS	ASSETS	LOANS	DEPOSITS	EQUITY	NET INCOME	RETURN ON AVG. ASSETS	EFFICIENCY RATIO
Dec. 31, 2011	$181,196	$88,380	$154,731	$24,758	$2,191	1.25%	44.61%

21%

WALKER COUNTY DEPOSIT MARKET SHARE



Huntsville

LOCATION

33 SH 75 North, Huntsville, TX 77320

IN THOUSANDS	ASSETS	LOANS	DEPOSITS	EQUITY	NET INCOME	RETURN ON AVG. ASSETS	EFFICIENCY RATIO
Dec. 31, 2010	$196,982	$113,060	$155,716	$20,994	$3,824	2.12%	40.40%
Dec. 31, 2011	$205,143	$110,073	$161,126	$24,024	$4,107	2.04%	41.66%

35%

PALO PINTO COUNTY DEPOSIT MARKET SHARE



Mineral Wells

LOCATION

1900 E. Hubbard St., Mineral Wells, TX 76067

SAN ANGELO



MICHAEL L. BOYD
President and CEO

MAIN OFFICE
301 W. Beauregard Ave.
San Angelo, TX 76903

325.659.5900

SENIOR OFFICERS

Michael L. Boyd
Chairman of the Board, President and CEO

Jim Davidson
Executive Vice President and Cashier

Chuck Shore
Executive Vice President

Pat Cottle
Senior Vice President

Stephen Franco
Senior Vice President

Cindy George
Senior Vice President

Wes Masters
Senior Vice President

Reba Priddy
Senior Vice President

Ruth Wheeler
Senior Vice President

Bill Wiedenfeld
Senior Vice President

DIRECTORS

Michael L. Boyd
Chairman of the Board, President and CEO

Honorable Marilyn Aboussie
Chief Justice, Retired

W. Dan Cravy, M.D.
Physician

Rick DeHoyos
Attorney
Rick DeHoyos Law Firm

F. Scott Dueser
First Financial Bankshares, Inc.

Doug Eakman
Owner
Pecos Street Pharmacy

Steve Eustis
Commercial Real Estate

Ron Giddiens
Investments
Partner, D&G Consulting

DIRECTORS (continued)

Joey Henderson
President
Porter Henderson Implement Company, Inc.

J. Bruce Hildebrand
First Financial Bankshares, Inc.

Robert D. Housley
President and Owner
Housley Communications

David F. Lupton
President
Angelo Glass & Mirror Company, Inc.

Mary Jane Steadman
Attorney
Real Estate Investment Management

SOUTHLAKE | TROPHY CLUB | KELLER | BRIDGEPORT | BOYD | DECATUR | GRAPEVINE



MARK L. JONES
President and CEO

MAIN OFFICE
151 W. Southlake Blvd.
Southlake, TX 76092

817.410.2915

SENIOR OFFICERS

Mark L. Jones
Chairman of the Board, President and CEO

F. Mills Shallene
Wise County Market President

Les Mariotti
Senior Vice President and Chief Financial Officer

Sandy Boyd
Senior Vice President

J. Sean Shope
Senior Vice President

Steve Sims
Senior Vice President

Trent Swearengin
Senior Vice President

Ryan Wall
Senior Vice President

DIRECTORS

Mark L. Jones
Chairman of the Board, President and CEO

William Ray Cook, Jr., CPA
Cook McDonald & Co.

Jack Dortch
Jack Dortch Farmers Insurance Agency

F. Scott Dueser
First Financial Bankshares, Inc.

J. Bruce Hildebrand
First Financial Bankshares, Inc.

Derrell E. Johnson
Former President and CEO
Rady Associates
Consulting Engineers

K. Wayne Lee
President
DDFW Properties

DIRECTORS (continued)

Ralph Manoushagian
Land Manager
Approach Resources, Inc.
Oil & Gas Exploration

Jim Ridenour
President
Independent Buyers' Co-op

J. Gary Shelton
Chain Supermarket Owner
Real Estate Investor

Terry Wilkinson
Wyndham Properties, Ltd.

IN THOUSANDS	ASSETS	LOANS	DEPOSITS	EQUITY	NET INCOME	RETURN ON AVG. ASSETS	EFFICIENCY RATIO
Dec. 31, 2010	$383,454	$147,276	$327,254	$47,160	$6,997	1.94%	42.99%
Dec. 31, 2011	$419,866	$144,279	$355,955	$51,520	$7,718	1.95%	40.78%

20%

TOM GREEN COUNTY DEPOSIT MARKET SHARE


San Angelo

LOCATIONS

301 W. Beauregard Ave., San Angelo, TX 76903
3471 Knickerbocker Rd., San Angelo, TX 76904

IN THOUSANDS	ASSETS	LOANS	DEPOSITS	EQUITY	NET INCOME	RETURN ON AVG. ASSETS	EFFICIENCY RATIO
Dec. 31, 2010	$288,542	$162,067	$237,443	$38,913	$4,604	1.69%	53.14%
Dec. 31, 2011	$317,455	$191,362	$268,996	$41,299	$4,481	1.45%	56.54%

16%

WISE COUNTY DEPOSIT MARKET SHARE


Southlake
Trophy Club
Keller
Bridgeport
Boyd
Decatur
Grapevine

8%

CITIES OF SOUTHLAKE, TROPHY CLUB & KELLER DEPOSIT MARKET SHARE

LOCATIONS

151 W. Southlake Blvd., Southlake, TX 76092
95 Trophy Club Dr., Trophy Club, TX 76262
891 Keller Parkway, Keller, TX 76248
909 Stevens St., Bridgeport, TX 76426
609 Rock Island Ave., Boyd, TX 76023
608 W. Hale Ave., Decatur, TX 76234
1015 NW Hwy., Grapevine, TX 76051 (Opening March 2012)

STEPHENVILLE | GRANBURY | GLEN ROSE | ACTON



RON N. MULLINS
President and CEO

MAIN OFFICE
2201 W. South Loop
Stephenville, TX 76401

254.965.5036

SENIOR OFFICERS

Ron N. Mullins
Chairman of the Board, President and CEO

John Power
Glen Rose Market President

Bart Rodgers
Granbury Market President

Derecce Howell
Executive Vice President and Cashier

Monty Bedwell
Executive Vice President

Robert Lemons
Executive Vice President

Angie Dusek
Senior Vice President

Donna Feller
Senior Vice President

Connie Frank
Senior Vice President

Vickie Pettit
Senior Vice President

SENIOR OFFICERS (continued)

Robert Reeves
Senior Vice President

Larry Upshaw
Senior Vice President

DIRECTORS

Ron N. Mullins
Chairman of the Board, President and CEO

Keith Brown
Prime Building Components, LLC

F. Scott Dueser
First Financial Bankshares, Inc.

J. Bruce Hildebrand
First Financial Bankshares, Inc.

Bill Hooks
Autos – Real Estate

John Moore
Craft Associates, Inc.

DIRECTORS (continued)

Ron Pack
RP's Western Wear, Inc.

Bill Parham
Parham & Parham, CPAs

Jerry Parham
Parham's Garage & Wrecker Services

John Terrill
Attorney

ADVISORY DIRECTORS

Julie Graham
SPEC Management Co.

Ron Hance
Hance Financial Services

SWEETWATER | ROBY | TRENT | MERKEL



KIRBY N. ANDREWS
President and CEO

MAIN OFFICE
201 Elm St.
Sweetwater, TX 79556

325.235.6600

SENIOR OFFICERS

Kirby N. Andrews
President and CEO

Donnie Ruppert
Executive Vice President and Cashier

Rodney Foster
Executive Vice President and Senior Lending Officer

Debbie Anthony
Senior Vice President
Retail Operations

Britt Stuart
Senior Vice President and Roby Branch Manager

DIRECTORS

J.V. Martin
Chairman of the Board

Kirby N. Andrews
President and CEO

Jeff Branson
General Partner
Williamsom-Branson Real Estate

Louis Brooks, Jr.
Rancher

Ron Butler
President and CEO
First Financial Bank Abilene

Ronnie Cox
Owner
Cox Jewelry

Jay Lawrence
President
MAL Enterprises, Inc.

Thomas L. Rees, Sr.
Rees, Rees & Fuller
Attorneys

IN THOUSANDS	ASSETS	LOANS	DEPOSITS	EQUITY	NET INCOME	RETURN ON AVG. ASSETS	EFFICIENCY RATIO
Dec. 31, 2010	$335,893	$185,084	$282,948	$43,745	$5,387	1.60%	51.79%
Dec. 31, 2011	$361,579	$217,264	$307,551	$46,346	$6,354	1.84%	49.44%

21%

ERATH, HOOD & SOMERVELL COUNTIES DEPOSIT MARKET SHARE



■ Stephenville
● Granbury
▲ Glen Rose
◆ Acton

LOCATIONS

2201 W. South Loop, Stephenville, TX 76401
1875 Lingleville Rd., Stephenville, TX 76401
400 NE Big Bend Trail, Glen Rose, TX 76043
2007 East Highway 377, Granbury, TX 76049
1600 S. Morgan St., Granbury, TX 76048
2915 Fall Creek Highway, Acton, TX 76049

IN THOUSANDS	ASSETS	LOANS	DEPOSITS	EQUITY	NET INCOME	RETURN ON AVG. ASSETS	EFFICIENCY RATIO
Dec. 31, 2010	$154,833	$74,117	$140,567	$13,393	$2,503	1.76%	50.81%
Dec. 31, 2011	$174,065	$79,074	$157,494	$15,249	$2,688	1.62%	49.74%

37%

NOLAN & FISHER COUNTIES DEPOSIT MARKET SHARE



■ Sweetwater
● Roby
▲ Trent
◆ Merkel

LOCATIONS

201 Elm St., Sweetwater, TX 79556
123 N. Concho St., Roby, TX 79543
117 N. Main St., Trent, TX 79561
301 Edwards St., Merkel, TX 79536

WEATHERFORD | ALEDO | WILLOW PARK | BROCK | FORT WORTH



DOYLE LEE
Chairman of the Board and CEO



JAY GIBBS
President

MAIN OFFICE
101 N. Main St.
Weatherford, TX 76086

817.596.0307

SENIOR OFFICERS

Doyle Lee
Chairman of the Board
and CEO

Jay Gibbs
President

Bob Bradberry
Executive Vice President

Mike Carter
Senior Vice President

Lori Hill
Senior Vice President

Justin Hooper
Senior Vice President

Kent Hudson
Senior Vice President

Jimmie Sue Lawson
Senior Vice President

David Milhollon
Senior Vice President

Toby Spivey
Assistant Vice President and Cashier

DIRECTORS

Doyle Lee
Chairman of the Board
and CEO

Jay Gibbs
President

Greg L. Barron
President
G.L. Barron Company, Inc.

Dal DeWees
Hirschfeld Holdings, LP

F. Scott Dueser
First Financial Bankshares, Inc.

Clay Hicks
Oil and Gas Investments

Nan Kingsley
President
Bluestem Studios, Inc.

Stephen E. Milliken
C.D. Hartnett Company

Mike White, O.D.
Therapeutic Optometrist

IN THOUSANDS	ASSETS	LOANS	DEPOSITS	EQUITY	NET INCOME	RETURN ON AVG. ASSETS	EFFICIENCY RATIO
Dec. 31, 2010	$365,958	$156,794	$316,857	$35,226	$5,542	1.56%	52.19%
Dec. 31, 2011	$403,252	$155,146	$342,739	$40,449	$5,807	1.53%	52.20%

24%

PARKER COUNTY DEPOSIT MARKET SHARE


Weatherford
Aledo
Willow Park
Brock
Fort Worth

LOCATIONS

101 N. Main St., Weatherford, TX 76086
101 College Park Dr., Weatherford, TX 76086
1214 N. Main St., Weatherford, TX 76086
505 FM 1187 N., Aledo, TX 76008
4100 E. I-20, Willow Park, TX 76087
1100 FM 1189, Brock, TX 76066
550 Bailey Ave., Ste. 300, Fort Worth, TX 76107


FIRST
TECHNOLOGY
SERVICES

L-R: Michelle McDonald, Clay Trumble, Larry Williams, Gary D. Tucker, Kay Berry, Dennis Steckly

– First Technology Services –

Main Office:

Abilene

400 Pine St., Abilene, TX 79601

325.627.7195

First Technology Services, Inc. (FTS) is the shared services company for First Financial Bankshares, Inc. Our mission is to maximize efficiencies and control costs for common functions within the Company while providing the best possible customer service to our internal and external customers. FTS plays a key role in customer service functions within the Company through the customer call center and innovative technology for online banking, mobile banking, automatic bill pay services, backroom operations and other technology-based banking services. FTS also supports employees with classroom and online technology training and a responsive technology help desk. FTS provides more than 100 technology applications to the Company and its family of 11 banks and the Trust Company. Services include check processing, deposit operations, a help desk, desktop support, network services, server support, software support, information security, computer operations, business continuity planning, loan and credit operations, loan document preparation and the corporate call center.

FIRST TECHNOLOGY SERVICES

SENIOR OFFICERS

Gary D. Tucker
President and CEO

Kay Berry
Senior Vice President
Deposit Operations

Michelle McDonald
Senior Vice President
Customer Service

Dennis Steckly
Senior Vice President
Production Services

Clay Trumble
Senior Vice President
Credit Administration

Larry Williams
Senior Vice President
Infrastructure Services

DIRECTORS

Gary L. Webb
Chairman of the Board
First Technology Services, Inc.
Executive Vice President of Operations
First Financial Bankshares, Inc.

Gary D. Tucker
President and CEO
First Technology Services, Inc.

F. Scott Dueser
Chairman, President and CEO
First Financial Bankshares, Inc.

J. Bruce Hildebrand
Executive Vice President and
Chief Financial Officer
First Financial Bankshares, Inc.

Michael L. Boyd
Chairman of the Board, President and CEO
First Financial Bank San Angelo

Ron Butler
President and CEO
First Financial Bank Abilene

Jay Gibbs
President
First Financial Bank Weatherford

Murray Edwards
Principal
The Edwards Group

Ron Giddiens
Investments
Partner, D&G Consulting

Les Mariotti
Senior Vice President and
Chief Financial Officer
First Financial Bank Southlake

Mike Mauldin
Chairman of the Board, President and CEO
First Financial Bank Hereford



Standing L-R: David Castleberry, David Byrd, Michael D. Sheehan, Wayne Chowning, Konrad S. Halbert
Seated L-R: Richard Young, Kirk W. Thaxton, Barbara Hill

– Trust & Asset Management Company –

Locations

Abilene
400 Pine St.
325.627.7100

Fort Worth
550 Bailey Ave., Ste. 300
817.410.4970

Odessa
2651 JBS Parkway, Bldg. 4, Ste. E
432.367.8900

San Angelo
301 W. Beauregard
325.659.5987

Stephenville
2201 W. South Loop
254.918.6262

Sweetwater
201 Elm St.
325.235.6640

Trust Assets (in millions)

2007	$1,428
2008	$1,631
2009	$1,664
2010	$1,783
2011	$1,912

Trust Fees (in millions)

2007	$8.75
2008	$9.44
2009	$9.08
2010	$10.81
2011	$12.67

Trust Net Income (in millions)

2007	$2.549
2008	$2.810
2009	$2.631
2010	$3.254
2011	$4.176

SENIOR OFFICERS

Kirk W. Thaxton
Chairman of the Board, President and CEO

David Byrd
Executive Vice President
Manager, San Angelo

Konrad S. Halbert
Executive Vice President
Manager, Fort Worth

Barbara Hill
Executive Vice President
Manager, Odessa

Richard Young
Executive Vice President
Manager, Abilene

David Castleberry
Senior Vice President
Manager, Stephenville

Wayne Chowning
Senior Vice President
Manager, Sweetwater

Larry Cleveland
Senior Vice President
Manager, Operations

Ralph Gibson
Senior Vice President
Manager, Investments

David B. Pitzer
Senior Vice President
Manager, Real Property

Randy Spiva
Senior Vice President
Manager, Oil & Gas

DIRECTORS

Kirk W. Thaxton
Chairman of the Board, President and CEO
First Financial Trust & Asset Management Company, N.A.

Sarah Campbell
Portfolio Manager

Joe E. Cannon, J.D.
Executive Director
Dodge Jones Foundation

David Copeland
President
Shelton Family Foundation

Ronnie Cox
Owner
Cox Jewelry

F. Scott Dueser
First Financial Bankshares, Inc.

David F. Lupton
President
Angelo Glass & Mirror Company, Inc.

Bill Parham
Parham & Parham, CPAs

Robert S. Patterson
Former President and CEO
First Financial Trust & Asset Management Company, N.A

Advisory Director

John L. Beckham
Beckham Rector & Eargle LLP

FIRST FINANCIAL
TRUST & ASSET MANAGEMENT
COMPANY NA



Standing L-R: Ron Giddiens, Murray Edwards, David Copeland, Joe E. Canon, Kade Matthews, Tucker S. Bridwell
Seated L-R : F. Scott Dueser, Dian Graves Stai, Steven L Beal, Johnny E. Trotter

– Board Of Directors –

We want to thank Dian Graves Stai, who is retiring from the Company's Board of Directors at this year's Annual Shareholders' Meeting in April, for her 19 years of dedication and service to the Company. She is Chair of the Mansefeldt Investment Corporation, Director of the Dian Graves Owen Foundation and one of the top businesswomen in the United States. We will miss her counsel and support, and we thank her for her outstanding service.

COMMITTEES

1. **Executive Committee:** F. Scott Dueser, Chairman
2. **Audit Committee:** David Copeland, Chairman
3. **Compensation Committee:** Dian Graves Stai, Chairman
4. **Nominating/Corporate Governance Committee:** Tucker S. Bridwell, Chairman

Board Member	Year	Committee
F. Scott Dueser Chairman of the Board, President and CEO	1991	1
Steven L. Beal Retired President and COO Concho Resources Inc.	2010	2, 3
Tucker S. Bridwell, CPA* President Mansefeldt Investment Corporation	2007	1, 2, 4
Joe E. Canon, J.D. Executive Director Dodge Jones Foundation	1996	3
David Copeland, CPA President, SIPCO, Inc. and Shelton Family Foundation	1998	1, 2, 4
Murray Edwards Principal, The Edwards Group	2006	1, 2, 4
Ron Giddiens Investments Partner, D&G Consulting	2009	2
Kade Matthews Ranching and Investments	1998	3
Dian Graves Stai Chair, Mansefeldt Investment Corporation Director, Dian Graves Owen Foundation	1993	1, 3, 4
Johnny E. Trotter President and CEO Livestock Investors, Ltd.	2003	1, 3, 4

* *Lead Director*



First Financial Bankshares Executive Officers: Standing L-R: Courtney Jordan, Kirk W. Thaxton, Michele P. Stevens, Gary S. Gragg, Marna Yerigan
Seated L-R: J. Bruce Hildebrand, F. Scott Dueser, Gary L. Webb

– Corporate Information –

Officers

F. Scott Dueser
Chairman, President and CEO

J. Bruce Hildebrand, CPA
Executive Vice President and
Chief Financial Officer

Gary S. Gragg
Executive Vice President
Lending

Gary L. Webb
Executive Vice President
Operations

Marna Yerigan
Executive Vice President
Lending

Courtney Jordan
Senior Vice President
Training and Education

Michele P. Stevens
Senior Vice President
Advertising and Marketing

William A. Rowe
Vice President
Investment Services

Michelle Fagan
Compliance Officer

Bob Goodner
Compliance Officer

Luke Longhofer
Loan Review Officer

Annual Meeting

Tuesday, April 24, 2012
Abilene Civic Center
1100 N. Sixth St.
Abilene, TX 79601
10:30 a.m.

Corporate Office

400 Pine St.
Abilene, TX 79601
325.627.7155
800.588.7000
www.ffin.com

Corporate Mailing Address

P.O. Box 701
Abilene, TX 79604

Common Stock Listing

The NASDAQ Global Select
Market Symbol: FFIN

Independent Public Auditors

Ernst & Young LLP

For Financial and Investor Information:

J. Bruce Hildebrand
Executive Vice President and
Chief Financial Officer
325.627.7167

Transfer Agent

Registrar and Transfer Company
800.368.5948

Address Shareholder Inquiries to:

Registrar and Transfer Company
Investor Relations Department
10 Commerce Dr.
Cranford, NJ 07016
info@rtco.com

Registrar and Transfer Company Web Site

www.RTCO.com

Send Certificates for Transfer and Address Changes to:

Registrar and Transfer Company
10 Commerce Dr.
Cranford, NJ 07016-3572

www.ffin.com

Certain statements contained in this annual report may be considered "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. These statements are based upon the belief of the Company's management, as well as assumptions made beyond information currently available to the Company's management, and may be, but not necessarily are, identified by such words as "expect," "plan," "anticipate," "target," "forecast" and "goal". Because such forward-looking statements are subject to risks and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from the Company's expectations include competition from other financial institutions and financial holding companies: the effects of and changes in trade, monetary and fiscal policies and laws, including interest rate policies of the Federal Reserve Board; changes in the demand for loans, fluctuations in value of collateral and loan reserves; inflation, interest rate, market and monetary fluctuations; changes in consumer spending, borrowing or saving habits; and acquisitions and integration of acquired businesses, and similar variables. Other key risks are described in the Company's reports filed with the Securities and Exchange Commission, which may be obtained under "Investor Relations-Documents and Filings" on the Company's website or by writing or calling the Company at 325.627.7155. Except as otherwise stated in this annual report, the Company does not undertake any obligation to update publicly or revise any forward-looking statements because of new information, future events or otherwise. Note: Market share data is calculated from June 30, 2011, deposit information compiled by the Federal Deposit Insurance Corporation.

– First Financial Bankshares Locations –

Abilene*	325.627.7200
Acton	817.573.6900
Albany	325.627.7200
Aledo	817.596.0307
Alvarado	817.556.5000
Boyd	817.410.2915
Bridgeport	817.410.2915
Brock	817.596.0307
Burleson	817.556.5000
Cisco	254.629.6111
Clyde	325.627.7200
Cleburne	817.774.5100
Crowley	817.556.5000
Decatur	817.410.2915
Eastland	254.629.6100
Fort Worth*	817.596.0307
Glen Rose	254.897.4808
Granbury	817.573.6900
Grapevine	817.410.2915
Hereford	806.363.8200
Huntsville	936.295.2224
Keller	817.410.2915
Merkel	325.235.6600
Midlothian	817.556.5000
Mineral Wells	940.327.5400
Moran	325.627.7200
Odessa*	432.367.8912
Ranger	254.629.6100
Rising Star	254.629.6100
Roby	325.235.6600
San Angelo*	325.659.5900
Southlake	817.410.2915
Stephenville*	254.965.5036
Sweetwater*	325.235.6600
Trent	325.235.6600
Trophy Club	817.410.2915
Weatherford	817.596.0307
Willow Park	817.596.0307

** Trust Office and Bank locations*


OKLAHOMA
Amarillo
Lubbock
Wichita Falls
Abilene
Fort Worth
Dallas
Arlington
Garland
El Paso
Odessa
TEXAS
San Angelo
Waco
EDWARDS
PLATEAU
Austin
Houston
San Antonio
Laredo
McAllen
Beaumont

FIRST FINANCIAL BANKSHARES, INC.™

400 Pine St., Abilene, TX 79601 | 325.627.7200 | www.ffin.com